SUBSCRIPTION AGREEMENT



      U.S.  GLOBAL LEADERS  GROWTH  VARIABLE  INSURANCE  TRUST (the "Trust") , a
registered open-end management investment company, and Yeager, Wood and Marshall, (the "Purchaser"), intending to be legally bound, hereby agree as follows:

     1. In order to provide the Trust with its initial capital, the Trust hereby sells to the Purchaser, and the Purchaser hereby purchases 10,000 shares of beneficial interest, no par value of the Trust (the "Shares"), at a price of $10.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in the amount of $100,000 in full payment for the shares.

     2. The Purchaser represents and warrants to the Trust that the Shares are bding acquired for investment and not with a view to distribution thereof and that the Purchaser has no present intention to redeem or dispose of any of the Shares.

     3. The Purchaser hereby agrees that it will not offer for sale or sell or tender for redemption any of the Shares prior to the time that the Trust has completed the amortization of its organizational expenses. In the event that the Trust liquidates before the deferred organizational expenses are fully amortized, then the Shares shall bear their proporationate share of such unamortized organization expenses.


     IN WITNESS WHEREOF, the parties have executed this agreement as of the 11th day of May, 1998.



                                 U.S. GLOBAL LEADERS GROWTH
                                 VARIABLE INSURANCE TRUST


                             By_______________________________



                                 YEAGER, WOOD AND MARSHALL


                            By__________________________________